TRANSWITCH CORPORATION

Three Enterprise Drive

Shelton, CT 06484

September 7, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Filing Desk

Re:	TranSwitch Corporation / Application For Withdrawal on Form RW
pursuant to Rule 477 of the Securities Act of 1933, as amended
Registration Statement on Form S-4 (File No. 333-125939)

Ladies and Gentlemen:

On June 17, 2005, TranSwitch Corporation, a Delaware corporation (the “Company”), filed Registration Statement No. 333-125939 on Form S-4 (together with the exhibits and amendments thereto, the “Form S-4”) with the Securities and Exchange Commission (the “Commission”). The Form S-4 relates to the registration, under the Securities Act of 1933, as amended (the “Act”), of 14,711,627 shares of Common Stock, par value $.001 per share, of the Company (the “Common Stock”) and up to $52,337,350 in cash in exchange for up to an aggregate principal amount of $80,519,000 of the Company’s outstanding 5.45% Convertible Plus Cash NotesSM due September 30, 2007 (the “Plus Cash Notes”) (the “Offering”).

Pursuant to Rule 477 under the Act, the Company hereby applies for the withdrawal of the Form S-4 and requests that the Commission consent thereto. No securities have been issued or sold under the Form S-4 in connection with the Offering. The Form S-4 has not been declared effective by the Commission.

The Company has determined at this time not to proceed with the Offering because it could not reconcile differing standards established by the Commission for certain exchange offers and by the Nasdaq National Market (the “Nasdaq”) regarding the listing of additional shares. Because the Company’s proposed exchange offer involved the issuance of its Common Stock and cash in exchange for the Plus Cash Notes, the Commission strongly indicated that the use of a ten-day moving average for establishing the stock price component of the exchange would be appropriate. Conversely, the Nasdaq requirements applicable to the Company mandate the use of the closing bid price on a single day that is two days before the completion of the exchange offer. The Company consulted extensively with both the Commission and Nasdaq concerning the different standards. Because the Company could not be assured that the terms of the exchange offer could satisfy the requirements of both the

Commission and Nasdaq, it decided that withdrawal of the offer was in the best interests of TranSwitch and its stockholders. Therefore, the Company requests that the Commission consent to this application on the grounds that withdrawal of the Form S-4 is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of said Rule 477.

The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Act, to the extent applicable.

If you have any questions regarding this letter, please contact the undersigned at (203) 929-8810, or Timothy C. Maguire, Esq. of Brown Rudnick Berlack Israels LLP at (617) 856-8377.

Sincerely,

TRANSWITCH CORPORATION

By: /s/ Peter J. Tallian

        Peter J. Tallian

        Senior Vice-President, Chief Financial Officer

        and Treasurer

cc:	Abby Adams, Esq. (Securities and Exchange Commission)
Dr. Santanu Das (TranSwitch Corporation)
Timothy C. Maguire, Esq. (Brown Rudnick Berlack Israels LLP)